UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)1

                       Shared Technologies Fairchild Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.004 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    818905101
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D


CUSIP No.  818905101                              Page    2    of    7    Pages
          ----------                                   -------    -------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
        NUMBER OF                  7    SOLE VOTING POWER

         SHARES                         83,700
                         -------------------------------------------------------
      BENEFICIALLY                 8    SHARED VOTING POWER

        OWNED BY                        0
                         -------------------------------------------------------
          EACH                     9    SOLE DISPOSITIVE POWER

        REPORTING                       83,700
                         -------------------------------------------------------
         PERSON                    10   SHARED DISPOSITIVE POWER

          WITH                          0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     83,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 Pages

  This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 8, 1997, as amended on September 18, 1997 and October 30, 1997 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Common Stock, par value $0.004 per share (the "Shares"), of Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

  The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

  The $974,778.25 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

  Offshore at present has no Shares or cost basis in Shares of the Company.

Item 5.   Interest in Securities of the Issuer.

     The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following

                                Page 3 of 7 Pages
information to the respective paragraphs thereof:

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 83,700 Shares of the Company (or approximately 0.5% of the Company's Common Stock outstanding on October 8, 1997) and the Partnership may be deemed to own beneficially an aggregate of an additional 0 Shares of the Company (or 0% of the Company Common Stock outstanding on October 8, 1997) owned by Offshore, in each cased based on the number of 17,167,905 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

Item 7.   Material to be Filed as Exhibits.

     The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

  Exhibit A -- Acquisitions of Shares by the Partnership and
               Offshore During the Past Sixty Days.

                                Page 4 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  November 25, 1997
                                                  -----------------
                                                       (Date)


                                                  /s/ Daniel Tisch
                                                  ----------------
                                                     (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                      (Name/Title)




                                Page 5 of 7 Pages

                                  EXHIBIT INDEX


Exhibit A --   Acquisitions of Shares by the Partnership and
               Offshore During the Past Sixty Days.


                                Page 6 of 7 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                       Date of              Number         Aggregate   Price Per
Entity               Transaction          of Shares          Price       Share
------               -----------          ---------          -----       -----

Partnership      September 29, 1997           900          10,723.50     11.915

                 September 29, 1997        18,000         218,610.00     12.145

                 September 30, 1997        10,000         120,000.00     12.000

                   October 31, 1997         1,700          20,026.00     11.780

                   November 4, 1997        41,500         473,120.75     11.401

                   November 5, 1997        11,600         132,298.00     11.405

                  November 17, 1997       (36,500)        501,858.27     13.750

                  November 17, 1997       (18,300)        253,691.75     13.863

                  November 20, 1997    (1,000,000)     14,749,508.33     14.750



Offshore          November 17, 1997       (81,000)      1,222,897.91     13.863


================================================================================
    All Shares were purchased in transactions on the NASDAQ National Market.


                                Page 7 of 7 Pages